UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

RUBY CREEK RESOURCES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

78116P 10 1
(CUSIP Number)

August 15, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
(Amendment No. ___)

CUSIP NO. 78116P 10 1

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON **Booha Family Partners I**		
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) **X**[(1)]		
3	SEC USE ONLY		
4	CITIZENSHIP OR PLACE OF ORGANIZATION **New York**		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER **0**	
	6	SHARED VOTING POWER **120,000**[(2)]	
	7	SOLE DISPOSITIVE POWER **0**	
	8	SHARED DISPOSITIVE POWER **120,000**[(2)]	
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **120,000**[(2)]		
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) **1.3%** [(3)]		
12	TYPE OF REPORTING PERSON **PN**		

(1) The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person and as set forth below.
(2) This amount consists of: (i) 80,000 shares of the Company's common stock, $.01 par value per share (the "Common Stock") and (ii) warrants to purchase 40,000 shares of Common Stock. Does not include: (i) 1,000,000 shares of Common Stock issuable upon maturity of a convertible note at the option of the Reporting Person or (ii) 1,300,000 shares of Common Stock issuable upon exercise of warrants which contain a prohibition on the exercise of such warrant if the exercise would increase the beneficial ownership of the Company's Common Stock held by the Reporting Person and its affiliates to over 9.999%.
(3) Based on 8,737,000 shares of the Company's Common Stock outstanding as of December 10, 2009, as reported by the Company.

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SCHEDULE 13G
(Amendment No. ___)

CUSIP NO. 78116P 10 1

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON **David Bukzin**		
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) **X**[(1)]		
3	SEC USE ONLY		
4	CITIZENSHIP OR PLACE OF ORGANIZATION **USA**		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		**5**	SOLE VOTING POWER **1,150,000**[(2)]
		6	SHARED VOTING POWER **120,000**[(3)]
		7	SOLE DISPOSITIVE POWER **1,150,000**[(2)]
		8	SHARED DISPOSITIVE POWER **120,000**[(3)]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **1,270,000**[(2)(3)]		
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) **13.5%**[(4)]		
12	TYPE OF REPORTING PERSON **IN, HC**		

(1) The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person and as set forth below.
(2) This amount consists of: (i) 600,000 shares of the Company's Common Stock and (ii) warrants to purchase 550,000 shares of Common Stock registered in the name of the Reporting Person. Does not include an aggregate of 450,000 shares of Common Stock underlying warrants which are not exercisable within 60 days of this report.
(3) This amount consists of: (i) 80,000 shares of the Common Stock and (ii) warrants to purchase 40,000 shares of Common Stock registered in the name of Booha Family Partners I ("Booha"). Does not include (i) 1,000,000 shares of Common Stock issuable upon maturity of a convertible note registered in the name of Booha at the option of Booha or (ii) 1,300,000 shares of Common Stock issuable upon exercise of warrants held by Booha which contain a prohibition on the exercise of such warrant if the exercise would increase the beneficial ownership of the Company's Common Stock held by the Reporting Person and its affiliates to over 9.999%.
(4) Based on 8,737,000 shares of the Company's Common Stock outstanding as of December 10, 2009, as reported by the Company.

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SCHEDULE 13G
(Amendment No. ___)

Item 1(a). **Name of Issuer:**

Ruby Creek Resources, Inc.

Item 1(b). **Address of Issuer's Principal Executive Offices:**

250 H Street, #691, Blaine, WA 98230

Item 2(a). & 2(b). **Name of Persons Filing and Address of Principal Business or Office or, if none, Residence:**

The name of the persons filing this statement are Booha Family Partners I ("Booha") and David Bukzin ("Bukzin"). Bukzin is the managing general partner of Booha.

The address of the persons filing this statement is:

6 Rustic Lane
Westport, CT 06880

Booha and Bukzin have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(c). **Citizenship:**

Booha is a Connecticut general partnership. Mr. Bukzin is a citizen of the United States

Item 2(d). **Title of Class of Securities:**

Common Stock

Item 2(e). **CUSIP Number:**

78116P 10 1

Item 3. **If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:**

(a) ☐ Broker or Dealer registered under Section 15 of the Act.
(b) ☐ Bank as defined in Section 3(a)(6) of the Act.
(c) ☐ Insurance Company as defined in Section 3(a)(19) of the Act.
(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940.
(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. **Ownership:**

The percentages used herein are calculated based upon 8,737,000 shares of Common Stock issued and outstanding as of December 10, 2009, as disclosed by the Company in its Annual Report filed on Form 10-K for the year ended August 31, 2009.

As of the close of business on November 17, 2009:

1. Booha Family Partners I
(a) Amount beneficially owned: -80,000-
(b) Percent of class: 0.9%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: -80,000-
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: -80,000-

2. David Bukzin
(a) Amount beneficially owned: -1,230,000 -
(b) Percent of class: 13.5%
(c)(i) Sole power to vote or direct the vote: -1,150,000-
(ii) Shared power to vote or direct the vote: -1,230,000 -
(iii) Sole power to dispose or direct the disposition: -1,150,000-
(iv) Shared power to dispose or direct the disposition: -1,230,000 -

David Bukzin controls 80,000 shares of Common Stock in his capacity as the general partner of Booha.

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Item 5.	Ownership of Five Percent or Less of a Class:
Not Applicable.
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company or
Control Person:
Not Applicable
Item 8.	Identification and Classification of Members of the Group:
Not Applicable
Item 9.	Notice of Dissolution of Group:
Not Applicable

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2010

BOOHA FAMILY PARTNERS I

By: /S/ DAVID BUKZIN
David Bukzin, Managing General Partner

/S/ DAVID BUKZIN
David Bukzin

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Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Dated: January 20, 2010

BOOHA FAMILY PARTNERS I.

By: /S/ DAVID BUKZIN
David Bukzin, Managing General Partner

/S/ DAVID BUKZIN
David Bukzin

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